# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: DIVERSIFIED HEALTHCARE TRUST, CIK 0001075415
CUSIP: 25525P107
Title of class of securities: Common Shares of Beneficial Interest
Address of issuer's principal executive offices: Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts (MA), 02458
Date of event which requires filing of this statement: 08/12/2026
Filed by CIK 0001687639
Persons authorized to receive notices and communications: Alyssa Petrenko, 680 Washington Boulevard, Seventh Floor, Stamford, Connecticut (CT), 06901, (203) 569-4000

## Reporting persons
- H/2 Special Opportunities IV L.P. (CIK 0001687639): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 12,067,366; sole dispositive power 0; shared dispositive power 12,067,366; aggregate amount beneficially owned 12,067,366 (4.98% of the class)
- HABER SPENCER B (CIK 0001885852): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 12,067,366; sole dispositive power 0; shared dispositive power 12,067,366; aggregate amount beneficially owned 12,067,366 (4.98% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares of Beneficial Interest
Name of issuer: DIVERSIFIED HEALTHCARE TRUST
Address of issuer's principal executive offices: Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts (MA), 02458
Comment:
This Amendment No. 1 amends the Schedule 13D originally filed by the Reporting Persons with the United States Securities and Exchange Commission ("SEC") on June 30, 2023 ("Schedule 13D") relating to common shares of beneficial interest, $0.01 par value per share (the "Shares") of Diversified Healthcare Trust, a Maryland real estate investment trust (the "Issuer").

As a result of the transactions described herein, the Reporting Person ceased to be the beneficial owner of more than five percent (5%) of the Shares on August 10, 2026. This Amendment No. 1 constitutes the final amendment to the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby supplemented as follows:

On June 30, 2023, an affiliate of the Reporting Person delivered a letter to the Chairman of the Board of Trustees of the Issuer (the "Letter") with respect to the Issuer's then-proposed merger with Office Properties Income Trust (the "Proposed Merger"). On September 1, 2023, the Issuer and Office Properties Income Trust publicly announced the mutual termination of the merger agreement relating to the Proposed Merger. The Proposed Merger was abandoned and never consummated, and the matters discussed in the Letter are no longer pending. Accordingly, the Letter does not reflect the Reporting Person's current plans or intentions with respect to the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: In the aggregate, the Reporting Person beneficially owns 12,067,366 Shares, or 4.98% of Shares outstanding as of August 10, 2026, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 3, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person may be deemed to be controlled by the Other Reporting Person and therefore share beneficial ownership (and voting and dispositive power) of the Shares with the Other Reporting Person. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Other Reporting Person is the beneficial owner of the Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, except to the extent of his pecuniary interest therein.
Transactions in the class effected during the past sixty days:
On August 4, 2026, August 5, 2026 and August 10, 2026, the Reporting Person sold, via broker-dealer sales: (i) 200,000 Shares for a price per Share of $8.84; (ii) 100,000 Shares for a price per Share ranging between $9.14 and $9.15; and (iii) 450,000 Shares for a price per Share of $8.40, respectively.

Except for the foregoing, the Reporting Person has not effected any transaction in the Shares in the past 60 days. The Other Reporting Person has not effected any transaction in the Shares in the past 60 days.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Person ceased to be the beneficial owner of more than five percent (5%) of the Shares on August 10, 2026.

## Signatures
- H/2 Special Opportunities IV L.P.: Spencer B. Haber, Authorized Signatory (08/12/2026)
- HABER SPENCER B: Spencer B. Haber, Authorized Signatory (08/12/2026)